Exhibit 6

INVESTMENT AGREEMENT BETWEEN SAGOON INC AND SAGOON

INVESTMENTS LLC

This Investment Agreement (the “Agreement”) is entered into as of September 1, 2015, by and between Sagoon Inc, Sagoon Investments, LLC (“Sagoon, LLC”).

RECITALS

WHEREAS, Sagoon Inc is a Delaware corporation that is established in developing and promoting platforms for social media and community engagement.

WHEREAS, Sagoon Inc desires to borrow funds for expanding its business and developing software applications instrumental for its growth and expansion in the global marketplace.

WHEREAS, Sagoon LLC has individual members (LLC Members) that own pro-rata interest in Sagoon LLC based upon their investment.

WHEREAS, Sagoon LLC wishes to invest in Sagoon Inc in a debt-equity-equivalent, constituted as an investment on the terms and conditions specified in this Agreement.

WHEREAS, Sagoon Inc and Sagoon LLC entered into a loan agreement, dated September 1, 2015 whereby the Sagoon Inc borrowed money from Sagoon LLC.

NOW THEREFORE, the parties hereto agree as follows:

1.	Sagoon Inc shall pay interest to each LLC Members on the borrowed fund at an annual rate of 8%.
2.	Sagoon Inc shall grant to each LLC Member an option to purchase its common shares at a price equal to market price with a 25% discount.

Pursuant to the terms and conditions of the Investment Agreement entered on September 1, 2015, Sagoon Inc. has borrowed $95,500 from Sagoon Investments, LLC as of December 31, 2015.

IN WITNESS WHEREOF, each Party has caused this Agreement to be executed on this day of September 1, 2015.

/s/ Govinda Giri	/s/ Laxman Pradhan
Govinda Giri	Laxman Pradhan
CEO, Sagoon Inc.	Director/Member
Sagoon Investments, LLC